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12010729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign-American Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1016 Collier Center Way
(No. and Street)

Naples FL 34110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laken Mitchell 239-597-0178
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ingram & Company, LLC
(Name – *if individual, state last, first, middle name*)

505 Energy Center Blvd Northport Al 35473
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Laken Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign-American Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Ruth A. O'Brien
Commission # DD948839
Expires: JAN. 12, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Ruth A. O'Brien
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN-AMERICAN SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2011

Ingram & Company, LLC

Certified Public Accountants

SOVEREIGN-AMERICAN SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2011

SOVEREIGN-AMERICAN SECURITIES, INC.

December 31, 2011

CONTENTS

INGRAM & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JOHN NEAL INGRAM, C.P.A.
MELISSA S. INGRAM, C.P.A.

Members of:
ALABAMA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

January 18, 2012

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Sovereign-American Securities, Inc.

We have audited the accompanying balance sheets of **Sovereign-American Securities, Inc.**, as of December 31, 2011 and 2010, and the related statements of revenues and expenses, and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sovereign-American Securities, Inc.**, as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Ingram & Company, LLC
Tuscaloosa, Alabama

505 ENERGY CENTER BLVD • SUITE 603 • NORTHPORT, ALABAMA 35473 • PH (205) 752-6829 • FAX (205) 752-6949
266 GADSDEN HWY • SUITE 100 • BIRMINGHAM, ALABAMA 35235 • PH (205) 836-4821 • FAX (205) 836-4881
131 MEADLAND CIRCLE • HUEYTOWN, ALABAMA 35023 • PH (205) 744-6622 • FAX (205) 744-6650
54 HAZEL STREET • CENTREVILLE, ALABAMA 35042 • PH (205) 926-6196 • FAX (205) 926-6197

BALANCE SHEETS
December 31, 2011 and 2010

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash in banks	$ 13,382	$ 41,195
Prepaid taxes	97	200
TOTAL CURRENT ASSETS	13,479	41,395
TOTAL ASSETS	$ 13,479	$ 41,395

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES:		
Current liabilities	$ 50	$ 50
TOTAL CURRENT LIABILITIES	50	50
STOCKHOLDERS' EQUITY:		
Common stock	20	20
Paid-in capital	18,435	18,435
Retained earnings	(5,026)	22,890
TOTAL STOCKHOLDERS' EQUITY	13,429	41,345
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,479	$ 41,395

See Independent Auditor's Report.
See Notes to Financial Statements.

STATEMENTS OF INCOME
For the Years Ended December 31, 2011 and 2010

	2011	2010
INCOME:		
Interest income	$ 26	$ 115
TOTAL INCOME	26	115
OPERATING EXPENSES:		
Dues, subscriptions, and NASD filing fees	10,176	10,140
Shared overhead expenses	10,539	14,171
Licenses, other fees and expenses	170	322
Accounting	6,750	6,500
Insurance	0	840
Taxes	103	186
Bank fees	204	312
Contribution	0	500
TOTAL OPERATING EXPENSES	27,942	32,971
INCOME/LOSS FROM OPERATIONS	$(27,916)	$(32,856)

See Independent Auditor's Report.
See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Total
Beginning Stockholders' Equity	$ 20	$ 18,435	$ 22,890	$ 41,345
Net Income/Loss for Year			(27,916)	(27,916)
Stockholder Contributions				0
Stockholder Distributions				0
Ending Stockholders' Equity	$ 20	$ 18,435	$(5,026)	$ 13,429

See Independent Auditor's Report.
See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(27,916)	$(32,856)
Adjustments to reconcile net income to net cash (used in) operating activities:		
(Increase) decrease in prepaid taxes	103	300
NET CASH (USED IN) OPERATING ACTIVITIES	(27,813)	(32,556)
CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES	0	0
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,813)	(32,556)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,195	73,751
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 13,382	$ 41,195

See Independent Auditor's Report.
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

---

1. ACCOUNTING POLICIES

A. ORGANIZATION AND PURPOSE

The Company was incorporated on January 4, 1988, under the laws of the State of Tennessee. The corporation was organized to engage generally in the business of acting as underwriting agent for certain privately placed exempt security offerings.

B. ACCOUNTING METHOD

The Company prepares its financial statements on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

C. INCOME TAXES

Income taxes are provided for based on the income reported in the income tax return. The entity is a corporation and has elected S-status, thereby any tax liability is passed to the stockholders. Any future deferred income taxes will result principally from temporary differences related to depreciation.

2. SECURITIES INVESTOR PROTECTION CORPORATION

The Company is a member of the Securities Investor Protection Corporation (SIPC) pursuant to all filings and registrations related to operating as a securities broker dealer.

3. CASH AND CASH EQUIVALENTS

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

4. RELATED PARTIES

The Company's primary stockholder is also a partner of CMG Surety, LLC, and CMG Life Services, Inc., which the Company pays administrative overhead reimbursement. For the years ended December 31, 2011 and 2010, these reimbursements were $10,539 and $14,171, respectively.

5. EQUITY

Effective April 14, 2011, there was a change in ownership of the corporation's stock. A ten percent owner surrendered his stock and it was then reissued between the majority stockholder and a new five percent stockholder.

SCHEDULE I – COMPUTATION OF NET CAPITAL
December 31, 2011

Total ownership equity from Statement of Financial Condition	$	13,429
Deduct ownership equity not allowed for net capital		0
Total ownership equity qualified for net capital		13,429
Deductions and/or charges:		
Non-allowable assets – net receivable, prepaids	(	97)
Other additions and/or allowable credits		0
NET CAPITAL	$	13,332

Reconciliation with company computation:

Net capital as reported in company's Part II (unaudited) Focus Report 12/31/11	$	13,532
Not reflected on Focus Report – reclassification of prepaid Taxes	(	200)
NET CAPITAL	$	13,332

SCHEDULE II – COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c.3-3

December 31, 2011

Sovereign-American Securities, Inc., will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exemption it from the requirements of customer protection Rule 15c3-.

SCHEDULE III – COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

December 31, 2011

Total Indebtedness

Aggregated Indebtedness	$ 50

Ratio of aggregate indebtedness to net capital:

Aggregate indebtedness	$ 50
Net capital	$13,332=N/A

SCHEDULE IV – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

December 31, 2011

There were no liabilities subordinated to general creditors at December 31, 2011 and 2010. Therefore, there were no changes in liabilities subordinated to general creditors.

INGRAM & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JOHN NEAL INGRAM, C.P.A.
MELISSA S. INGRAM, C.P.A.

Members of:
ALABAMA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

January 18, 2012

Sovereign-American Securities, Inc.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL, AS REQUIRED BY SAS. NO. 115 AND SEC RULE 17a-5(g)(1)

In planning and performing our audit of the financial statements of **Sovereign-American Securities, Inc.**, (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17(a)-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

505 ENERGY CENTER BLVD • SUITE 603 • NORTHPORT, ALABAMA 35473 • PH (205) 752-6829 • FAX (205) 752-6949
266 GADSDEN HWY • SUITE 100 • BIRMINGHAM, ALABAMA 35235 • PH (205) 836-4821 • FAX (205) 836-4881
131 MEADLAND CIRCLE • HUEYTOWN, ALABAMA 35023 • PH (205) 744-6622 • FAX (205) 744-6650
54 HAZEL STREET • CENTREVILLE, ALABAMA 35042 • PH (205) 926-6196 • FAX (205) 926-6197

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ingram & Company, LLC
Tuscaloosa, Alabama